Exhibit 10.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Crystal Systems Solutions Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Arie Kilman, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)          The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)          The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 19, 2003

/s/ Arie Kilman

Arie Kilman
Chief Executive Officer (Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Crystal Systems Solutions Ltd. and will be retained by Crystal Systems Solutions Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 10.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Crystal Systems Solutions Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Iris Yahal, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)          The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)          The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 19, 2003

/s/ Iris Yahal

Iris Yahal
Chief Financial Officer (Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to Crystal Systems Solutions Ltd. and will be retained by Crystal Systems Solutions Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.